# IMPERIAL METALS CORPORATION

May 30, 2003


03022587





U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

**Re: File No. 82-34714**

We enclose a copy of the Imperial Metals Corporation news release issued on May 29, 2003.

Yours truly,

**IMPERIAL METALS CORPORATION**

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosure



dlw 6/11

# IMPERIAL METALS CORPORATION



## NEWS RELEASE

### Imperial Reports Results for First Quarter 2003

**Vancouver (May 29, 2003)** - Imperial Metals Corporation (III:TSX) reports comparative financial results for the three months ended March 31, 2003 and March 31, 2002 as summarized below:

| *(unaudited)* | ***March 31, 2003*** | March 31, 2002 |
|---|---|---|
| Revenues | $13,376,000 | $13,378,000 |
| Net Income (Loss) | $939,000 | $(2,748,000) |
| Net Income (Loss) Per Share | $0.05 | $(0.17) |
| Cash Flow | $(576,000) | $9,000 |
| Cash Flow Per Share | $(0.03) | $0.00 |

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the income attributable to Huckleberry Mines Ltd. for the three months ended March 31, 2003 was $1.3 million, which includes a $4.4 million foreign exchange gain on long term debt. Excluding Huckleberry Joint Venture assets and liabilities, cash and cash equivalents at March 31, 2003 was $1.6 million and working capital was $0.9 million.

*Rights Offering*
In February 2003 Imperial completed a Rights Offering which raised net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. Proceeds from the Rights Offering are being used primarily to finance the continued exploration of the 144 Zone at the Sterling property. The Company has also augmented cash resources from the sale of marketable securities, mineral properties and mining equipment.

*Sterling*
At the Company's 100% owned Sterling gold property, located in southwest Nevada, a 9,000 foot combined rotary and diamond drill program was initiated in the first quarter, and continued into the second quarter. Assay results expanded the 144 Zone to 350 feet by 750 feet. Final assay results were released on May 23, 2003. A second round of drilling is now underway.

*Mount Polley*
A comprehensive exploration program will be carried out in 2003 at the 100% owned Mount Polley mine, presently on care and maintenance. The planned work will include soil geochemistry, geophysics, trenching and drilling, and will be focused on the following three priorities: (1) extensions of mineralized zones to depth beneath the Springer and Bell zones, (2) under explored targets away from the main zones, and (3) expanding the near surface zones of high oxide mineralization. The goal of this work will be to expand the reserve base of the Mount Polley mine.

Research on new techniques to economically leach copper oxide mineralization in the Springer Pit at Mount Polley began in 2002 and continued into the first quarter of 2003 with larger test columns being started. Results of the research, conducted at the BC Research Laboratories in Vancouver, may add considerable value to Mount Polley. The Company will reevaluate the mine's oxide copper resources, and reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content.

/2

*Nak*
The Nak property, staked in 2002, is Imperial's most recent exploration property acquisition. Early this year a geophysical exploration program was carried out to help establish the basis of our 2003 summer field program. This promising new copper discovery may well be the nucleus of B.C.'s next area play. The Nak property is located in northwest BC, approximately 75 kilometres southeast of Atlin.

*Huckleberry Mine*
Imperial is the operator, and 50% owner through a subsidiary, of Huckleberry Mines Ltd. located 123 kilometres southwest of Houston in west-central British Columbia. Production statistics for the first quarter are provided below.

| *Production Statistics* | Three Months Ended March 31 | |
|---|---|---|
| *(unaudited)* | 2003 | 2002 |
| Ore milled (tonnes) | 1,723,600 | 1,823,771 |
| Ore milled per calendar day (tonnes) | 19,151 | 20,264 |
| Ore milled per operating day (tonnes) | 20,682 | 21,773 |
| Grade (%) – Copper | 0.538 | .512 |
| Grade (%) – Molybdenum | 0.011 | .019 |
| Recovery (%) – Copper | 86.80 | 94.00 |
| Recovery (%) – Molybdenum | 25.00 | 68.15 |
| Copper produced (lbs) | 17,742,000 | 19,359,963 |
| Molybdenum produced (lbs) | 106,990 | 511,779 |

The Huckleberry Mine continues to be challenged by ongoing low copper prices and the recent strengthening of the Canadian dollar, mining plans may have to be revised again to meet these challenges. This revised mine design may result in a shorter mine life.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com